Exhibit (a)(1)(F)

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below), dated July 9, 2019, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, "blue sky" or other laws of such jurisdiction. In jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of

BARNES & NOBLE, INC.

at
$6.50 NET PER SHARE
Pursuant to the Offer to Purchase dated July 9, 2019
by

CHAPTERS MERGER SUB INC.
a wholly owned subsidiary of

CHAPTERS HOLDCO INC.

        Chapters Merger Sub Inc., a Delaware corporation (the "Offeror" or "we") and a wholly owned subsidiary of Chapters Holdco Inc., a Delaware corporation ("Parent"), is offering to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value $0.001 per Share, of Barnes & Noble, Inc., a Delaware corporation ("Barnes & Noble"), at a purchase price of $6.50 per Share (the "Offer Price"), net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 2019 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, in accordance with the Merger Agreement described below, collectively constitute the "Offer"). Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, the Offeror intends to effect the Merger described below.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON AUGUST 6, 2019, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

        The purpose of the Offer is for Parent to acquire control of, and all of the outstanding equity interests in, Barnes & Noble. Parent and the Offeror are controlled by Elliott Associates, L.P., a Delaware limited partnership, and Elliott International, L.P., a Cayman Islands limited partnership.

        The Offer is being made pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 24, 2019, by and among Parent, the Offeror and Barnes & Noble (as it may be further amended and supplemented from time to time, the "Merger Agreement"), which amended and restated in its entirety the Agreement and Plan of Merger, dated as of June 6, 2019, by and among Parent, the Offeror and Barnes & Noble (the "Original Merger Agreement"), pursuant to which, as soon as practicable after the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions, the Offeror will merge with and into Barnes & Noble (the "Merger"), with Barnes & Noble continuing as the surviving corporation (the "Surviving Corporation") in the Merger as a wholly owned subsidiary of Parent. At the effective time of the Merger, each issued and outstanding Share (other than (i) Shares owned by Barnes & Noble or any of its subsidiaries (including Shares held as treasury stock), or owned by Parent or any of its subsidiaries, including the Offeror (including any Shares acquired by the Offeror in the Offer), in each case, immediately prior to the effective time and (ii) Shares owned by any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the "DGCL")) will be converted automatically into and will thereafter represent only the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest. As a result of the Merger, the Shares will cease to be publicly traded, and Barnes & Noble will become a wholly owned subsidiary of Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement, but excluding, in any event, the related financing, are collectively referred to as the "Transactions".

        If, as a result of the Offer, the Offeror owns Shares representing at least one Share more than 50% of the then outstanding Shares, Parent, the Offeror and Barnes & Noble will, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, as soon as practicable, consummate the Merger (but in any event no later than the date of, and immediately following, the payment for the Shares tendered in the Offer) under the provisions of Section 251(h) of the DGCL without prior notice to, or any action by, any other stockholder of Barnes & Noble.

        The Offer is not subject to any financing condition. The obligation of the Offeror to purchase the Shares validly tendered pursuant to the Offer is conditioned upon, among others things, the following: (a) the number of Shares validly tendered (and not properly withdrawn) prior to the expiration of the Offer (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been "received" by the "depository," as such terms are defined by Section 251(h)(6) of the DGCL), together with the Shares then owned by the Offeror and its affiliates, representing at least one Share more than 50% of the then outstanding Shares (the "Minimum Condition"); (b) the expiration or termination of any waiting period (and any extensions thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (c) the absence of any law, order or other legal restraint or prohibition entered, enacted, promulgated, enforced or issued by any court of governmental authority that would prohibit, render illegal or enjoin the consummation of the Offer or the Merger; (d) the accuracy of Barnes & Noble's representations and warranties contained in the Merger Agreement (subject to certain qualifications); (e) Barnes & Noble's performance or compliance, in all material respects, with its covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Offer Acceptance Time; (f) since the date of the Original Merger Agreement, no event, change, effect, development, condition or occurrence having occurred or be continuing that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; (g) the receipt by Parent and the Offeror of a certificate of an executive officer of Barnes & Noble as to the satisfaction of the conditions referred to in clauses (d), (e) and (f) above; and (h) the Merger Agreement not having been terminated in accordance with its terms (the "Termination Condition") (the conditions in clauses (a) through (h), the "Offer Conditions").

        The term "Expiration Time" means 5:00 p.m., Eastern Time, on August 6, 2019, unless the Offeror has extended the Offer, in which event the term "Expiration Time" means the latest time and date at which the offering period of the Offer, as so extended by the Offeror, will expire.

        A special committee (the "Special Committee") of the board of directors of Barnes & Noble (the "Barnes & Noble Board") has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Barnes & Noble and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (c) recommended that the Barnes & Noble Board adopt resolutions approving, declaring advisable and adopting the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

        The Barnes & Noble Board, based in part on the recommendation of the Special Committee, has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, Barnes & Noble and its stockholders, (b) approved, declared advisable and adopted the Merger Agreement and the transactions, contemplated thereby, including the Offer and the Merger, (c) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and (d) recommended that Barnes & Noble's stockholders (other than Parent and its subsidiaries) accept the Offer and tender their Shares to the Offeror in the Offer.

        Subject to the terms and conditions of the Merger Agreement, the Offer may be extended from time to time as follows: (a) if, at the then-scheduled Expiration Time, any of the Offer Conditions (other than the Minimum Condition and other than any conditions that by their nature are to be satisfied or waived at the Offer Acceptance Time (provided such conditions would be capable of being satisfied or validly waived were the Offer Acceptance Time to occur at such time)) has not been satisfied or waived, the Offeror is required to, and Parent is required to cause the Offeror to, extend the Offer on one or more occasions in consecutive periods of five business days each (or if the day immediately following the last business day of such five-business day period is not a business day, in Offeror's sole discretion, a longer period extending to the next business day following the last business day of such five-business day period), or such other duration as Parent and Barnes & Noble may agree, but not beyond November 15, 2019 (the "Termination Date"), in order to permit the satisfaction of such Offer Conditions; (b) if, at the then-scheduled Expiration Time, each of the Offer Conditions (other than the Minimum Condition and other than any conditions that by their nature are to be satisfied or waived at the Offer Acceptance Time (provided such conditions would be capable of being satisfied or validly waived were the Offer Acceptance Time to occur at such time)) has been satisfied or waived but the Minimum Condition has not been satisfied, (i) until September 20, 2019 (the date that is 45 calendar days following the initial Expiration Time (not taking into account any extension of the Offer)), the Offeror is required to, and Parent is required to cause the Offeror to, and (ii) thereafter, the Offeror may, and Parent may cause the Offeror to, extend the Offer on one or more occasions in consecutive periods of five business days each (or if the day following the last business day of such five-business day period is not a business day, in the Offeror's sole discretion, a longer period extending to the next business day following the last business day of such five-business day period) or such other duration as Parent and Barnes & Noble may agree, in order to permit the satisfaction of the Minimum Condition; (c) the Offeror is required to, and Parent is required to cause the Offeror to, extend the Offer for any period required by applicable law, including any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the "SEC") or its staff or the New York Stock Exchange (the "NYSE"); and (d) if, at the then-scheduled Expiration Time, Barnes & Noble brings or has brought any legal action to enforce specifically the performance of the terms and provisions of the Merger Agreement by Parent or the Offeror, the Offer will be extended for the period during which such action is pending or by such other time period established by the governmental authority presiding over such action, but not beyond the Termination Date.

        The Offer may not, however, be extended beyond 5:00 p.m., Eastern Time, on the Termination Date.

        Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Parent and the Offeror reserve the right to increase the Offer Price, waive, in whole or in part, any Offer Condition (other than the Minimum Condition or the Termination Condition) or to modify the terms of the Offer. However, pursuant to the Merger Agreement, Parent and the Offeror have each agreed that it will not, without the prior written consent of Barnes & Noble, (a) reduce the maximum number of Shares sought to be purchased in the Offer, (b) reduce the Offer Price (other than in the manner required by the Merger Agreement in the event that any change in the outstanding Shares occurs by reason of any reclassification, recapitalization, stock split or combination, split-up, exchange or readjustment of shares or any stock dividend thereon with a record date during such period, or any similar transaction or event) or change the form of consideration payable in the Offer, (c) change, modify or waive the Minimum Condition or the Termination Condition, (d) impose conditions to the Offer that are different than or in addition to the Offer Conditions, (e) modify, amend or supplement any existing Offer Condition or other term of the Offer in a manner that is adverse to the holders of the Shares or that would, individually or in the aggregate, reasonably be expected to prevent the consummation of the Offer or the Merger or prevent or impair the ability of Parent or the Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement, (f) except as otherwise required or expressly permitted by applicable provisions of the Merger Agreement, extend or otherwise change the Expiration Time, (g) provide for any "subsequent offering period" (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act or (h) otherwise amend, modify or supplement the Offer in any manner adverse to the holders of the Shares or in any manner that unreasonably interferes with, hinders or impairs the consummation of the Offer. Neither Parent nor the Offeror may terminate or withdraw the Offer prior to its scheduled Expiration Time without the prior written consent of Barnes & Noble in its sole and absolute discretion, unless the Merger Agreement is terminated in accordance with its terms.

        In order to tender all or any portion of your Shares to the Offeror in the Offer, you must (a) follow the procedures described in the Offer to Purchase or (b) if your Shares are held through a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares. Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

        If you desire to tender Shares to the Offeror pursuant to the Offer and the certificates representing your Shares are not immediately available, or if you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to Computershare Trust Company, N.A. (the "Depositary and Paying Agent") by the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in the Offer to Purchase.

        For purposes of the Offer, the Offeror will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when the Offeror gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from the Offeror and transmitting those payments to tendering stockholders. If the Offeror extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to the Offeror's rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of the Offeror, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

        Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after September 7, 2019, the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations. For a withdrawal of Shares to be effective, a written or, with respect to "eligible institutions," facsimile transmission, notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at the address set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an eligible institution, unless those Shares have been tendered for the account of any eligible institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

        All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Offeror (which may delegate such power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction. The Offeror reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Offeror, be unlawful. The Offeror also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, the Offeror or any of their respective affiliates or assigns, the Depositary and Paying Agent and Okapi Partners LLC (the "Information Agent"), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Offeror's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

        The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares whose names appear on Barnes & Noble's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase, the related Letter of Transmittal and Barnes & Noble's Solicitation/Recommendation Statement on Schedule 14D-9 and the other documents to which such documents refer contain important information that should be read carefully before any decision is made with respect to the Offer.

        Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at the Offeror's expense. Neither Parent nor the Offeror will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer Is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor
New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720
Stockholders and All Others Call Toll-Free: (888) 785-6709

Email: info@okapipartners.com

July 9, 2019